

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail
Paul A. Scoff
Vice President, General Counsel and Secretary
Sprague Energy Corp.
Two International Drive, Suite 200
Portsmouth, New Hampshire 03801

> **Re:** **Sprague Resources LP**
> **Registration Statement on Form S-1**
> **Filed July 27, 2011**
> **File No. 333-175826**

Dear Mr. Scoff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. This will minimize the need for us to repeat similar comments. Further, please provide updated disclosure with each amendment. For example, and without limitation, please provide updated financial statements with your next amendment. In addition, please disclose the required information regarding your independent director and board committee composition, when known.

2. We note the representations you have made in your letter dated August 3, 2011 and remind you that we will need sufficient time to review all the information that you will provide prior to effectiveness.

3.   Prior to printing and distributing the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus, as well as accompanying captions, if any. We may have comments after reviewing these materials.

4.   Please submit to us on a supplemental basis all sales literature prior to first use. Once you have submitted these materials, allow sufficient time to complete our review.

Cover Page

5.   We note that Sprague Resources Holdings LLC is a selling shareholder, and note the arrangements regarding the shares subject to the underwriters' overallotment option. We also note that you state that Sprague Holdings "may be deemed under the federal securities laws to be an underwriter" with respect to the common units it is offering under the prospectus.   Please disclose more definitively that Sprague Holdings is deemed to be an underwriter. In addition, please indicate that Sprague Holdings is also deemed to be an underwriter with respect to the shares to be sold pursuant to the overallotment option, if any. Please also provide us with your analysis regarding whether Axel Johnson should be identified as an underwriter.

Prospectus Summary, page 1

6.   Please provide the information in the table on page 2 regarding your terminals as of a date as recent as practically possible.

Use of Proceeds, page 47

7.   We note that you intend to use the proceeds received from the offering to repay borrowings under your credit facility. Please disclose whether, upon repayment of the credit facility, you have any plans to immediately draw down on the facility, and if so, for what purposes.

Our Cash Distribution Policy and Restrictions on Distributions, page 51

8.   With a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, quantifying any shortfalls, if this information is available or can be obtained.

9.   Rather than providing only the pro forma twelve months ending September 30, 2012, in the aggregate, also provide tabular disclosure which shows the next four fiscal quarters individually to demonstrate whether there would be any shortfall in the projected minimum quarterly distributions for any period, if this information has been calculated.

Unaudited Pro Forma Cash Available for Distribution, page 55

10.   Please indicate whether the amounts presented as capital expenditures include expected cash payments for capital lease and long-term terminal obligations.

11.   With regard to the incremental interest expense associated with borrowings under your credit agreement, please update this disclosure to reflect current LIBOR. In addition, please disclose the effect of a .125% variance in interest rates.

Assumptions and Considerations, page 58

12.   We note your disclosure at page 59 regarding the effect of higher commodity prices on your assumptions. Please revise your filing to disclose the commodity prices that you have used in your assumptions. In addition, please tell us what consideration you have given to providing a sensitivity analysis with respect to the effect of commodity prices on your ability to make the minimum quarterly distribution.

Management's Discussion and Analysis of Financial Condition and Results Of Operations

Results of Operations, page 87

13.   Please revise your disclosure for each period presented to provide additional detail describing and quantifying items generating income statement variances between periods. For example, with regard to net sales of refined products for the three month period ended March 31, 2011, quantify the impact of increased sales to gasoline customers in New York and the Mid-Atlantic states. Please ensure that your revised disclosure separately quantifies the effect of the factors cited as causing material changes to each of your financial statement line items.

Environmental, page 135

14.   We note your disclosure on page 32 regarding the risk of spills and releases of refined products, and your disclosure at page 137 regarding the release of fuel oil into the waters of the Great Bay and the Piscataqua River. Please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from an oil spill. For example, and without limitation, please address the following:

- Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. We note the general disclosure on page 139 in that regard.

- Disclose any related provisions in your contracts with third parties with respect to allocation of liability or indemnification. Such disclosure should address any limitations on such liability or indemnification.

Such disclosure should be set forth in the "Business" section of your registration statement and in the "Risk Factors" section, as applicable.

Director Compensation, page 143

15.   We note your disclosure that you anticipate that directors who are not officers, employees or paid consultants and advisors of your general partner or its affiliates will receive a combination of cash and restricted common unit grants as compensation for attending meetings of the board of directors of your general partner and committees thereof. Please quantify, if known, such anticipated cash and restricted common unit grants.

Compensation Discussion and Analysis, page 148

16.   We note that you used salary information from peer companies to set base salaries. You also disclose that you use target bonus levels from "companies with which [you] compete for executive talent" to determine your targets for annual bonuses. In that regard, please identify each of the companies which are included in your peer group(s) and the characteristics of the companies which prompted you to include them in your analysis. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Incentive Compensation Pool, page 151

17.   We note your disclosure that with respect to your incentive compensation pool, you expect that going forward, Mr. Glendon and the GP Committee will seek to satisfy similar objectives by instituting a new program that comparably achieves the goals of your executive compensation program. To the extent known, please describe the material terms of such new program.

18.   Please provide additional detail regarding the material factors that you considered with respect to individual and company performance in determining the amounts to award to each named executive officer as an annual cash bonus and cash long-term incentive for 2010.

Certain Relationships and Related Party Transactions, page 162

19.   Please file the New Bedford Terminal Operating Agreement as an exhibit to your filing.

Material U.S. Federal Income Tax Consequences, page 195

20.   We note your disclosure at page 11 that you plan on selling products to certain end users through a corporate subsidiary of your operating company. Please describe in your section "Material U.S. Federal Income Tax Consequences" all material tax consequences of such arrangement. Please also ensure that the opinion from tax counsel addresses all such material tax consequences.

Consolidated Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet, page F-3

21.   We note pro forma adjustment (c) in the amount of $42.8 million does not equal the amount disclosed in Note 2(c) of $65.5 million. Please revise to provide a reconciliation that clearly reflects the difference in these amounts.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-6

22.   We note pro forma adjustment (i) reflects interest expense under your amended and restated credit agreement. Please revise to disclose the rate of interest used to calculate pro forma interest expense and indicate whether you have a commitment for this interest rate. In this connection, if actual interest rates may vary from those used to prepare your pro forma financial statements, please disclose the effect of a .125% variance in interest rates.

23.   We note that you have historically utilized interest rate swaps to manage your exposure to floating rate LIBOR borrowings. Please indicate whether entering into the new credit agreement described in your filing will impact your accounting for the existing interest rate swap agreements.

24.   We note pro forma adjustment (j) eliminates certain selling, general and administrative expenses. Please tell us how this pro forma adjustment meets the criteria per Rule 11-02(b)(6) of Regulation S-X (i.e., directly attributable to the specific transaction, factually supportable, and expected to have a continuing impact) or revise to remove this adjustment.

25.   We note pro forma adjustment (k) to record the estimated taxes for the activities conducted by Sprague Solutions at the applicable corporate income tax rate. Please revise to provide pro forma income taxes based on the statutory rate in effect during the periods for which your pro forma financial statements are presented. Alternatively, please provide disclosure explaining the tax rate used.

Consolidated Interim Financial Statements

General

26.   We note your Form S-1 filed on July 27, 2011 includes unaudited interim financial statements and footnotes for your predecessor for the quarterly period ended March 31, 2011. Please note the financial statement updating requirements per Rules 3-01 and 3-12 of Regulation S-X.

Audited Consolidated Financial Statements

Consolidated Statements of Income for the Years Ended December 31, 2008, 2009 and 2010, page F-26

27.   We note that you recognize revenue from the sale of products (i.e., refined products and natural gas) and from materials handling services. Please revise to separately present your sources of revenue and the related cost and expenses in compliance with Rules 5-03.1 and 5-03.2 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-27

28.   We note that you have presented the line item "fair value of derivative instruments" as a component of changes in assets and liabilities. This adjustment appears to represent the change in the fair value of your commodity derivatives recognized each period as cost of products sold. Please tell us why you concluded that this is the appropriate classification for this line item within your statement of cash flows. Refer to FASB ASC 230-10-45-28.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition and Cost of Products Sold, page F-30

29.   Please revise to provide additional disclosure describing your revenue-producing activities in the context of your revenue recognition policies. Your revised policy disclosure should explain how each of the criteria for revenue recognition outlined in SAB Topic 13 applies to your various revenue streams (including with regard to throughput arrangements and exchange agreements).

30.   In connection with the preceding comment, please provide additional detail regarding materials handling services revenue recognized as services are rendered compared to revenue recognized ratably over the contractual service period.

31.   We note that you have presented the measure "net sales." Please revise to provide a discussion of any items that are dilutive to your sales revenue (e.g., discounts, returns, allowances, etc).

32.   We note your disclosure per page 81 which states that you do not take title to any of the products handled in your materials handling segment. Please tell us whether you or your customers bear the risk of loss for products in your possession based on the terms of a typical materials handling contract.

15. Segment Reporting, page F-43

33.   We note that you have identified four core products (i.e., distillates, gasoline, residual fuel oil, and natural gas) in your filing and have provided specific detail such as the kinds of distillates sold (i.e., home heating oil, diesel fuel, kerosene, and jet fuel). Please tell us how you considered the disclosure guidance regarding revenues from each of your products and services per FASB ASC 280-10-50-40.

34.   We note your disclosure on pages F-18 and F-44 indicating that you had no single customer whose revenue was material to your total revenues. This statement does not appear to be consistent with the disclosure per page 88 which attributes the decrease in residual fuel oil sales to the loss of a customer. Please advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Carroll at (202) 551-3362 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Catherine S. Gallagher (via e-mail)